

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2020

Ernest Garcia, III
President, Chief Executive Officer and Chairman
Carvana Co.
1930 W. Rio Salado Parkway
Tempe, AZ 85281

      Re: Carvana Co.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 26, 2020
          File No. 1-38073

Dear Mr. Garcia:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services